

Sea Breeze Power Corp.

info@SeaBreezePower.com
www.SeaBreezePower.com
Voice (604) 689-2991

Lobby Box 91, Suite 1400 - 333 Seymour Street
Vancouver , British Columbia V6B 5A6 Canada
Fax (604) 689-2990

September 26, 2005

United States
Securities And Exchange Commission
100 F Street, N.W.
Washington, D.C. 20549

ATTN: James Allegretto, Senior Assistant Chief Accountant

Dear Mr. Allegretto,

Re: **Sea Breeze Power Corp., Vancouver Canada**
Your comment letter from August 25, 2005

We appreciate and like to thank you for your assistance to us in our compliance with the applicable disclosure requirements and to enhance the overall disclosure in our filing.

In response to your items 1 to 10 from your letter dated August 25, 2005, we like to comment and provide you with explanations in that same order as follows:

Your comment #1:
We will include page number in our future filings.

Your comment #2:
We noted the disagreement of the two amounts mentioned, and found that the amount of outstanding shares in Note 9 shows the correct amount, while the amount disclosed in the Balance Sheet of December 31, 2004 is mistyped.

Your comment #3:
In future filings, in the "Statement of Cash Flows" we will present amounts we paid on behalf of our co-venture partner as an investing activity.



Sea Breeze Power Corp.

info@SeaBreezePower.com   Lobby Box 91, Suite 1400 - 333 Seymour Street
www.SeaBreezePower.com   Vancouver, British Columbia V6B 5A6 Canada
Voice (604) 689-2991   Fax (604) 689-2990

Your comment #4:
We noted your comment to our Note 1 and came to the conclusion that our filing complies with U.S. GAAP.
Our understanding is that SFAS No.7 rules the note disclosure of the 'Accounting and Reporting by Development Stage Enterprises". Under Canadian GAAP, there is not such disclosure rule, which would provide the basis of any reconciliation to U.S. GAAP. We understand that in our reconciliation Note 16 only a reconciliation of the financial statements items is required and that disclosure items, which are not required under Canadian GAAP are not subject to reconciliation to U.S. GAAP. We appreciate if you would confirm our understanding in this matter in order to comply in future filings.

Your comment #5:
U.S. GAAP requires that the equity method should be applied for investments in corporate joint ventures over which the investor has the ability to exercise significant influence regarding operating and financial policies.
With respect to the Company's two joint ventures, the Slollicum JV has no operations (only an amount deferred for project development costs (written off under U.S. GAAP)), the Juan de Fuca JV is jointly controlled and operated (ie. 50/50 ownership), representation on the board and decision making ability are all done with equal prominence by each JV partner). Under Canadian GAAP, proportionate consolidation is appropriate as discussed in the F/S Note 2(a) and in Note 16(d). As per Note 16(d), a Canadian to U.S. GAAP difference arises as a result of differing accounting treatments. However, there is no effect on the reconciling items presented (ie. assets, net loss per share, and shareholders' equity) as the two methods essentially provide the same result for each of the items presented.
Notwithstanding the above, guidance exists in an SEC Corporate Finance Division: International Financial Reporting and Disclosure Issues Notice (updated Nov.1, 2004) which provides an accommodation for "Issuers that use proportional consolidation under home country GAAP for investments in joint ventures that would be equity method investees under U.S. GAAP".
The accommodation allows "the omission of reconciling differences related to classification or display, and instead requires summarized footnote disclosure of the amounts proportionately consolidated". We believe such summarized footnote disclosure is as per F/S Note 11.



Sea Breeze Power Corp.

info@SeaBreezePower.com   Lobby Box 91, Suite 1400 - 333 Seymour Street
www.SeaBreezePower.com   Vancouver, British Columbia V6B 5A6 Canada
Voice (604) 689-2991   Fax (604) 689-2990

Your comment #6:
Canadian GAAP (current and temporal method) is the same as the functional currency
approach as contained in SFAS no.52. To December 31, 2004, the Company did not have
any foreign subsidiaries or operations only foreign currency denominated monetary
instruments, and thus, disclosure is as per Note 2(c). We will clarify the policy in future
filings to include a description of the translation of future non-monetary assets and
liabilities and income statement translations denominated in foreign currencies.

Your comment #7:
In future filings we will clarify the vesting terms for all stock option issuances
individually and in more detail.

Your comment #8:
Under Canadian GAAP, there is no disclosure requirement for pro-forma presentations
when an acquisition involving an acquisition of assets has occurred. The disclosure
requirements with respect to an acquisition of assets under Canadian GAAP follow
EIC-124 (which is substantially the same as EITF 98-3):

Definition of a Business: A business consists of
   a) Inputs,
   b) Processes applied to these inputs, and
   c) Resulting outputs that are used to generate revenues

For a transferred set of activities and assets to be a business, it must contain all of the
inputs and processes necessary for it to continue to conduct normal operations after the
transferred set is separated from the transferor, which includes the ability to sustain a
revenue stream by providing its outputs to customers.
At the time of the acquisition, Sea Breeze Energy Inc. has not advanced past the
environmental permitting phase process for its projects and did not have the ability to
sustain a revenue stream and planned principal operations had not commenced. Therefore
the acquisition has been accounted for as an acquisition of assets rather than an
acquisition of a business.

Your comment #9:
All projects of the Sea Breeze Power Corp. group of companies are at a pre-feasibility
stage. It is undetermined which project will become the first project to be realized. Our
understanding of U.S. GAAP is that expenditures for pre-feasibility stage projects are to
be expensed rather than capitalized.



Sea Breeze Power Corp.

info@SeaBreezePower.com   Lobby Box 91, Suite 1400 - 333 Seymour Street
www.SeaBreezePower.com   Vancouver, British Columbia V6B 5A6 Canada
Voice (604) 689-2991   **Fax** (604) 689-2990

<u>Your comment #10:</u>
Calculations for the difference between Canadian GAAP and U.S. GAAP interest expense from debt discount and beneficial conversion feature for the three years ended December 31, 2004:

Interest expense/accretion of equity portion of convertible debentures under Canadian GAAP (Note 16(a) (under "Net loss in accordance with Canadian GAAP" heading)):

	2004	2003	2002
Convertible debenture #2		Converted during 2003 accreted with $5,770 per month 2 months in 2003 = $11,530	Converted during 2003 accreted with $5,770 per month 10 months in 2002 = $57,770
Convertible debenture #3	Not converted yet Accreted with $3,637 per month 12 months in 2004 = $43,640	Not converted yet Accreted with $3,637 per month 8 months in 2003 = $29,094	
Total interest expense/accretion	**$43,640**	**$40,624**	**$57,770**

Interest expense/accretion from debt discount and beneficial conversion feature under U.S. GAAP (Note 16(a) (under "Net loss in accordance with Canadian GAAP" heading)):

	2004	2003	2002
Convertible debenture #1			Converted during 2002; the unamortized/ unaccreted balance has been expensed with $583,058
Convertible debenture #2		Converted during 2003; the unamortized/ unaccreted balance has been expensed with $771,288	Converted during 2003 accreted with $15,740 per month 11 months in 2002 = $173,140
Convertible debenture #3	Not converted yet Accreted with $7,777 per month 12 months in 2003 = $93,324	Not converted yet Accreted with $7,777 per month 7 months in 2003 = $54,439	
Total interest expense/accretion	**$93,324**	**$825,727**	**$756,198**